UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Christ              William F
   100 Crystal A Drive


   Hershey, Pennsylvania  l7033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   10/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President and
   Chief Operations Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock (1)                              10/25/01    M        14,200.0000   A  $24.18750                   D  Direct
Common Stock (1)                              10/25/01    M        17,000.0000   A  $33.06250                   D  Direct
Common Stock                                  10/25/01    S        14,200.0000   D  $64.33590                   D  Direct
Common Stock                                  10/25/01    S        17,000.0000   D  $64.33590    25,900.8006    D  Direct
Common Stock                                                                                     7,743.1200     I  401(k) Plan

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $24.18750       10/25/01       M                          14,200.0000      01/03/95     01/03/05
(right to buy) (1)
Non-Qualified Stock Option     $33.06250       10/25/01       M                          17,000.0000      01/03/96     01/02/06
(right to buy) (1)

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Non-Qualified Stock Option     10/25/01  Common Stock                   14,200.0000   $64.33590   0.0000        D   Direct
(right to buy) (1)
Non-Qualified Stock Option     10/25/01  Common Stock                   17,000.0000   $64.33590   0.0000        D   Direct
(right to buy) (1)

Explanation of Responses:

(1)
These options were granted under the Hershey Foods Corporation Key Employee Incentive Plan, and they have a stock withholding feature which permits the withholding of shares of stock at the time of exercise to satisfy the grantee's income tax withholding rights.







Beneficial holdings reflected on this report do not include changes in the reporting person's holdings of securities resulting from participation in the issuer's qualified employee stock plan since the last filing of a report disclosing transactions related to such participation.

SIGNATURE OF REPORTING PERSON
/S/ By: Bonnie S. Martin
    For: William F. Christ
DATE: November 8, 2001